UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

ATI Physical Therapy, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00216W109

(CUSIP Number)

Laura Torrado

c/o Knighthead Capital Management, LLC

280 Park Avenue, 22nd Floor

New York, New York 10017

(212) 356-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Tim Cruickshank, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

February 24, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00216W109

1.	Names of Reporting Persons Knighthead Capital Management, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,466,189(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,466,189(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,466,189(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount in Row (11) 6.33%(2)
14.	Type of Reporting Person (See Instructions) IA

(1)

Represents 13,466,189 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), including (i) 8,239,642 shares of Class A Common Stock, (ii) 3,135,928 penny warrants to acquire shares of Class A Common Stock upon payment of $0.01 per share (“Penny Warrants”) and (iii) 2,090,619 warrants to acquire shares of Class A Common Stock upon payment of $3.00 per share (“$3 Warrants”).

(2)

Calculated based on (i) 207,358,218 shares of Class A Common Stock issued and outstanding as of February 17, 2022 as reported on the Issuer’s Form 10-K, filed on March 1, 2022, and (ii) 5,226,547 shares of Class A Common Stock issuable in connection with the 3,135,928 Penny Warrants and 2,090,619 $3 Warrants.

CUSIP No. 00216W109

1.	Names of Reporting Persons Knighthead Master Fund, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,649,648(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,649,648(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,649,648(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount in Row (11) 2.66%(2)
14.	Type of Reporting Person (See Instructions) IA

(1)	Represents 5,649,648 shares of Class A Common Stock, including (i) 3,411,571 shares of Class A Common Stock, (ii) 1,342,846 Penny Warrants and (iii) 895,231 $3 Warrants.
(2)

Calculated based on (i) 207,358,218 shares of Class A Common Stock issued and outstanding as of February 17, 2022 as reported on the Issuer’s Form 10-K, filed on March 1, 2022, and (ii) 5,226,547 shares of Class A Common Stock issuable in connection with the 3,135,928 Penny Warrants and 2,090,619 $3 Warrants.

CUSIP No. 00216W109

1.	Names of Reporting Persons Knighthead (NY) Fund, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,700,033(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,700,033(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,700,033(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount in Row (11) 0.80%(2)
14.	Type of Reporting Person (See Instructions) IA

(1)	Represents 1,700,033 shares of Class A Common Stock, including (i) 1,039,606 shares of Class A Common Stock, (ii) 396,256 Penny Warrants and (iii) 264,171 $3 Warrants.
(2)

Calculated based on (i) 207,358,218 shares of Class A Common Stock issued and outstanding as of February 17, 2022 as reported on the Issuer’s Form 10-K, filed on March 1, 2022, and (ii) 5,226,547 shares of Class A Common Stock issuable in connection with the 3,135,928 Penny Warrants and 2,090,619 $3 Warrants.

CUSIP No. 00216W109

1.	Names of Reporting Persons Knighthead Annuity & Life Assurance Company
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,635,318(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,635,318(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,635,318(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount in Row (11) 1.71%(2)
14.	Type of Reporting Person (See Instructions) IA

(1)	Represents 3,635,318 shares of Class A Common Stock, including (i) 2,607,082 shares of Class A Common Stock, (ii) 616,942 Penny Warrants and (iii) 411,294 $3 Warrants.
(2)

Calculated based on (i) 207,358,218 shares of Class A Common Stock issued and outstanding as of February 17, 2022 as reported on the Issuer’s Form 10-K, filed on March 1, 2022, and (ii) 5,226,547 shares of Class A Common Stock issuable in connection with the 3,135,928 Penny Warrants and 2,090,619 $3 Warrants.

CUSIP No. 00216W109

1.	Names of Reporting Persons Knighthead Distressed Opportunities Fund, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,481,190(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,481,190(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,481,190(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount in Row (11) 1.17%(2)
14.	Type of Reporting Person (See Instructions) IA

(1)	Represents 2,481,190 shares of Class A Common Stock, including (i) 1,181,383 shares of Class A Common Stock, (ii) 779,884 Penny Warrants and (iii) 519,923 $3 Warrants.
(2)

Calculated based on (i) 207,358,218 shares of Class A Common Stock issued and outstanding as of February 17, 2022 as reported on the Issuer’s Form 10-K, filed on March 1, 2022, and (ii) 5,226,547 shares of Class A Common Stock issuable in connection with the 3,135,928 Penny Warrants and 2,090,619 $3 Warrants.

Item 1. Security and Issuer.

The class of equity security to which this Statement on Schedule 13D (this “Statement”) relates is shares of Class A Common Stock, par value $0.0001 per share (the “Shares”) of ATI Physical Therapy, Inc., a Delaware corporation (the “Issuer” or the “Company”). The address of the Issuer’s principal executive office is 790 Remington Boulevard, Boilingbrook, Illinois 60440.

Item 2. Identity and Background.

(a) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)	Knighthead Capital Management, LLC, a Delaware limited liability company (“Knighthead”);

(ii)	Knighthead Master Fund, L.P., a Cayman Islands limited partnership (“KHMF”);

(ii)	Knighthead (NY) Fund, L.P., a Delaware limited limited partnership (“KHNY”);

(iii)	Knighthead Annuity & Life Assurance Company, a Cayman Islands exempted company; (“KHAL”); and

(iv)	Knighthead Distressed Opportunities Fund, L.P., a Delaware limited liability company (“KHDOF” and together with KHMF, KHNY and KHAL, the “Knighthead Funds”).

Each of the Knighthead Funds and Knighthead is sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. A Joint Filing Agreement among the Reporting Persons is attached here to as Exhibit 1.

This Statement relates to the Shares held of record by the Knighthead Funds. Knighthead, pursuant to certain investment management agreements serves as the investment manager of KHMF and KHDOF and pursuant to certain investment advisory agreements serves as the investment advisor to KHNY and KHAL. Investment decisions with respect to the Shares held by the Knighthead Funds are made by Knighthead in its sole discretion

(b) The address of the principal business and principal office of Knighthead and the Knighthead Funds is c/o Knighthead Capital Management, LLC, 280 Park Avenue, 22nd Floor, New York, NY 10017.

(c) The principal business of Knighthead is serving as investment manager or investment advisor to its clients, including, but not limited to, the Knighthead Funds. Each of Knighthead Funds holds investments as directed by Knighthead.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The jurisdictions in which the other Reporting Persons were formed are set forth in Item 2(a), and such information is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

The purchases of Shares reported herein were made using funds from the working capital of the Knighthead Funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. A total of approximately $33,437,918.58 (excluding brokerage commissions) was paid to acquire the Shares reported in this Schedule 13D.

Item 4. Purpose of Transaction.

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired beneficial ownership of the Shares for investment purposes because they believed the Shares represented an attractive investment opportunity. Consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Issuer’s board of directors (the “Board”) regarding the Issuer, including but not limited to its operations, governance and control.

Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”), disposing of any or all of their Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a)—(b) The information relating to the beneficial ownership of the Shares by each of the Reporting Persons set forth in Rows 7 through 13 on each of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information assumes there are 207,358,218 shares of Class A Common Stock, as reported on the Issuer’s Form 10-K, filed on March 1, 2022.

By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the Shares as set forth in rows 7 through 13 of the cover pages of this Statement. The filing of this Statement shall not be construed as an admission that any such Reporting Person, Mr. O’Hara, Mr. Wagner or Mr. Cohen is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

(c) Except as otherwise set forth in this Statement, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Series A Senior Preferred Stock Purchase Agreement

As described in the Current Report on Form 8-K filed by the Issuer with the Commission on February 25, 2022, on February 24, 2022 (the “Closing Date”), the Issuer entered into a Series A Senior Preferred Stock Purchase Agreement (“Purchase Agreement”) with the purchasers signatory thereto (the “Investors”), including the Reporting Persons, pursuant to which the Investors purchased from the Company, in the aggregate, 165,000 shares of Series A Senior Preferred Stock with an initial stated value of $1,000 per share, or $165,000,000 of stated value in the aggregate (“Series A Preferred Stock”), and warrants to purchase up to 11,538,401 shares of common stock of the Company, for an aggregate purchase price of $163,350,000 (“Preferred Stock Financing Proceeds”; and such transaction, the “Preferred Stock Financing”). The Preferred Stock Financing Proceeds reflected an original issue discount of 1.0% of the stated value of the Series A Preferred Stock. Pursuant to the terms of the Purchase Agreement, the Reporting Persons also acquired (i) an aggregate 3,135,928 warrants entitling each holder thereof to purchase one share of Class A common stock, $0.0001 par value per share of the Issuer (“Class A Common Stock”) at an exercise price of $0.01 (the “Penny Warrants”) and (ii) an aggregate 2,090,619 warrants entitling each holder thereof to purchase one share of Class A Common Stock at an exercise price of $3.00 (the “$3 Warrants”).

This summary is qualified in its entirety by reference to the text of the Purchase Agreement, which is attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the Commission on February 25, 2022, and is incorporated herein by reference.

Warrants and Warrant Agreement

In connection with the Preferred Stock Financing, the Issuer agreed to issue to the Investors: (i) an aggregate 5,226,546 $3.00 Warrants, exercisable for a five-year period from the Closing Date; and (ii) an aggregate 6,271,855 Penny Warrants, exercisable for a five-year period from the Closing Date. Such number of shares of Class A Common Stock purchasable pursuant to the $3 Warrants and the Penny Warrants may be adjusted from time to time as set forth in the Warrant Agreement (as defined below). The Reporting Persons acquired (i) an aggregate 3,135,928 Penny Warrants and (ii) an aggregate 2,090,619 $3 Warrants.

On the Closing Date, the Issuer also entered into a Warrant Agreement with Continental Stock Transfer & Trust Company, as warrant agent. Under the terms of the Warrant Agreement, the Investors are entitled to, among other things, registration rights with respect to the Class A Common Stock underlying the Penny Warrants and $3 Warrants, anti-dilution protection (subject to customary carve-outs) and pre-emptive rights.

This summary is qualified in its entirety by reference to the text of the Warrant Agreement, which is attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the Commission on February 25, 2022, and is incorporated herein by reference.

Investors’ Rights Agreement

In connection with the Preferred Stock Financing, the Issuer entered into an Investors’ Rights Agreement with the Investors (the “Investors’ Rights Agreement”) as of the Closing Date. The Investors’ Rights Agreement sets forth the Investors’ right to designate one director to the Issuer’s board of directors (subject to certain conditions) and to receive certain quarterly and annual financial and other information of the Issuer. The Investors’ Rights Agreement also sets forth restrictions on transfer of shares of Series A Preferred Stock by the Investors and rights of first refusal in favor of any holder that, individually or together with its affiliates, holds, in the aggregate, at least 25% of the then-outstanding Series A Preferred Stock. The Issuer also agreed in the Investors’ Rights Agreement to pay expenses incurred by Investors in connection with (i) any amendment, modification or waiver of a provision of any Transaction Document and (ii) the enforcement by the Investors of any of their rights in connection with the Transaction Documents, in each case subject to the terms and conditions set forth in the Investors’ Rights Agreement.

This summary is qualified in its entirety by reference to the text of the Investors’ Rights Agreement, which is attached as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the Commission on February 25, 2022, and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of March 4, 2022.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2022

KNIGHTHEAD CAPITAL MANAGEMENT, LLC

/s/ Laura Torrado
Name: Laura Torrado
Title: General Counsel

KNIGHTHEAD MASTER FUND, L.P.

By: Knighthead Capital Management, LLC, its investment manager

/s/ Laura Torrado
Name: Laura Torrado
Title: General Counsel

KNIGHTHEAD (NY) FUND, L.P.
By: Knighthead Capital Management, LLC, its investment advisor

/s/ Laura Torrado
Name: Laura Torrado
Title: General Counsel

KNIGHTHEAD ANNUITY & LIFE ASSURANCE COMPANY
By: Knighthead Capital Management, LLC, its investment advisor

/s/ Laura Torrado
Name: Laura Torrado
Title: General Counsel

KNIGHTHEAD DISTRESSED OPPORTUNITIES FUND, L.P.

By: Knighthead Capital Management, LLC, its investment manager

/s/ Laura Torrado
Name: Laura Torrado
Title: General Counsel